SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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English Translation of Notice Published in 2 Israeli Newspapers and Filed with the Tel Aviv Stock Exchange on April 11, 2006

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTICE OF SPECIAL MEETING OF DEBENTURES HOLDERS

To be Held May 4, 2006

To the Debentures Holders (Series A) of Sapiens International Corporation N.V. (the “Company”):

Notice is hereby given that a Meeting of Debentures Holders (Series A) of the Company (the “Meeting”) will be held at the registered offices of the company at 3 Meir Weisgal Street, Rabin Science Park, Rehovot, Israel, on May 4, 2006 at 11:00 am (Israel time), for the following purposes:

1. To present a report on the Company’s status.

2. To discuss any issue resulting from such report.

The meeting has been scheduled at the request of the trustee for the Debentures.

Debentures Holders may appoint a proxy, by letter of appointment and power of attorney, to participate and vote on their behalf in the Meeting. The letter of appointment shall be deposited in the Company’s offices not less than 48 hours before the Meeting.

Two of the Debentures Holders, jointly representing at least 10% of the aggregate par value of the outstanding debentures shall represent a legal quorum.

If within 30 minutes after the scheduled time, the quorum requirement shall not be met, the Meeting will be adjourned to the following week, at the same place, day and hour, without need of notification of the Debentures Holders.

If quorum requirements shall not be met at the adjourned Meeting, then two Debentures Holders shall be deemed a legal quorum for such meeting.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  April 11, 2006

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary